EXHIBIT 20.1



                                [BankUnited LOGO]

FOR IMMEDIATE RELEASE                                  CONTACT:  Deborah L. Koch
January 29, 1999                                                 305-569-2000


                 BANKUNITED ANNOUNCES SALE OF MEDIUM-TERM NOTES

CORAL GABLES, FL --- BankUnited Financial Corporation, parent company of BankUnited, FSB, today announced the sale of $200 million of medium-term notes yielding 5.4%.

This benchmark program allows BankUnited, FSB to issue medium term notes in amounts up to $500 million with maturities up to ten years. The notes are secured by a standby letter of credit from the Federal Home Loan Bank of Atlanta, and are rated "Aaa" by Moody's and "AAA" by Standard & Poors. The agents for issuance of the Notes are Credit Suisse First Boston, PaineWebber and Prudential Securities.

BankUnited, FSB is the principal subsidiary of BankUnited Financial Corporation and is the largest financial institution headquartered in Florida. BankUnited had assets of $3.83 billion as of December 31, 1998. It operates 25 banking offices throughout Miami-Dade, Broward, Palm Beach and Collier Counties. Additional branch offices in Plantation and Deerfield Beach are expected to open in the near future.

BankUnited Financial Corporation is traded on the Nasdaq National Market. Its common stock trades under the symbol BKUNA. BankUnited Capital II trust preferred securities trade on NASDAQ under the symbol BKUNZ. BankUnited Capital III trust preferred securities trade on the New York Stock Exchange under the symbol BUFPrC.

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